Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$35,782	$32,759	$98,052	$(8,179)	$43,642
2. Plus interest expense	35,146	47,850	66,605	73,231	92,466

3. Earnings including interest on deposits	70,928	80,609	164,657	65,052	136,108
4. Less interest on deposits	26,370	38,427	54,087	60,876	76,232

5. Earnings excluding interest on deposits	$44,558	$42,182	$110,570	$4,176	$59,876

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$39,886	$52,521	$71,659	$73,678	$92,466
7. Less interest on deposits (Line 4)	26,370	38,427	54,087	60,876	76,232

8. Excluding interest on deposits	$13,516	$14,094	$17,572	$12,802	$16,234

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	1.78	1.53	2.30	0.88	1.47
Excluding interest on deposits (Line 5 divided by Line 8)	3.30	2.99	6.29	0.33	3.69